

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

January 16, 2009

Via U.S. Mail

Fred Jheon
President and Chief Executive Officer
ETFS Services LLC
555 California Street, Suite 2900
San Francisco, CA 94104

> **Re: ETFS Silver Trust
> Registration Statement on Form S-1
> Filed December 19, 2008
> File Number 333-156307**

Dear Mr. Jheon:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

Form S-1 Filed December 19, 2008

General

1. Your next amendment should contain a substantial amount of information that you currently omit. We may have additional comments once you provide the appropriate disclosure required by Form S-1. You will also expedite the review process by promptly filing all required exhibits with your next amendment, including the legality opinion.

2. Please amend your filing and include the required financial statements and corresponding accountant's report, to comply with Item 11(c) of Form S-1. Additionally, please include all other disclosures required by Item 11 of Form S-1, if applicable.

3. Please include all required consents of experts and counsel with your next amendment, in accordance with Item 601(b) of Regulation S-K.

Risk Factors, page 6

The Trust may not have adequate sources of recovery if its silver is lost…, page 9

4. This risk factor addresses several different risks:
   - The lack of insurance protection;
   - Limited liability of the Custodian under the Custody Agreements,
   - Lack of protection for the acts of subcustodians under the Allocated Bullion Agreement;
   - The risks associated with the fact that the obligations of the Custodian are governed by English law including the impact on arrangements with English subcustodians;
   - The possible lack of financial resources if one of the parties is responsible for the Trust's silver being lost, damaged, stolen or destroyed; and
   - The lack of a right on the part of the Shareholders or the Authorized Participants to assert a claim of the Trustee against the Custodian or subcustodians.

   Revise this risk factor to break it up into several risk factors addressing each of these issues. In that regard, it appears that much of the discussion under "Because neither the Trustee nor the Custodian oversees or monitors the activities of the subcustodian …" overlaps with the discussion of the subcustodians in this risk factor. Consider combining those elements into one risk factor so as to avoid duplication.

<u>Insurance, page 28</u>

5. We note your disclosure that the Trustee and Sponsor may review the Custodian's insurance coverage from time to time. Given the extensive disclosure throughout your filing regarding the risks, limited liability, and limited recourse related to the duties of the Custodian and any subcustodians, please tell us if there are objective requirements related to a review of such insurance coverage that would cause the Trustee to terminate the Custodian.

6. Expand the disclosure to clarify the nature of insurance that the Custodian would maintain for its "bullion and custody business."

<u>Closing Comments</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Donald F. Delaney at (202) 551-3863 or Christopher J. White, Accounting Branch Chief at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact Tracey L. McNeil at (202) 551-3392 or, in her absence, the undersigned at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Tracey L. McNeil
        Donald F. Delaney

        Via Facsimile
        Kathleen Moriarty
        (212) 940-8776